Exhibit 99.1

Tarena International, Inc. Announces First Quarter 2018 Results

First Quarter Net Revenues up by 22.1% Year-Over-Year, exceeding guidance

First Quarter Student Enrollment up by 10.3% Year-Over-Year
First Quarter Student Enrollment in kid education programs up by 291.9% Year-Over-Year

BEIJING, June 4, 2018 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Net revenues increased by 22.1% year-over-year to RMB406.3 million from RMB332.7 million in the same period in 2017.

•	Gross profit increased by 3.0% year-over-year to RMB211.2 million from RMB204.9 million in the same period in 2017.

•	Operating loss was RMB188.1 million, compared to an operating loss of RMB34.1 million in the same period in 2017.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB153.4 million, compared to a non-GAAP operating loss of RMB23.0 million in the same period in 2017.

•	Net loss was RMB180.5 million, compared to a net loss of RMB24.6 million in the same period in 2017.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB145.7 million, compared to a non-GAAP net loss of RMB13.5 million in the same period in 2017.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB3.21. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, was RMB2.59. Each ADS represents one Class A ordinary share.

•	Cash, cash equivalents and time deposits totaled RMB1,020.0 million as of March 31, 2018, compared to RMB1,119.7 million as of December 31, 2017.

•	Deferred revenue totaled RMB500.3 million as of March 31, 2018, compared to RMB302.2 million as of December 31, 2017, representing an increase of 65.6%.

•	Total course enrollments[1], defined as the cumulative number of courses enrolled in by our students, in the first quarter of 2018 increased by 13.8% year-over-year to 27,893.

•	Total student enrollments[2], defined as the total number of new students recruited and registered, in the first quarter of 2018 increased by 10.3% year-over-year to 30,647.

•	Total number of learning centers[3] increased to 200 as of March 31, 2018, from 160 as of March 31, 2017.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the first quarter of 2018 increased by 291.9% year-over-year to 3,895.

•	On February 27, 2018, the Company acquired 100% of equity interest of Wuhan Haoxiaozi Robot Technology Co., Ltd, ("RTEC"), which provides K-12 robotics programming education services. The total consideration was RMB58.2 million in cash and the transaction was accounted for as a business combination.

“We are pleased to start the fiscal year 2018 with strong growth in both the professional education and kid education businesses. We are extremely proud to provide excellent education programs to more than 539,000 students since inception. Despite the seasonal fluctuations caused by Chinese New Year, our top line growth for the first quarter was 22.1%, exceeding the high end of our previous guidance. This increase was driven mostly by an increase in both course enrollment and our standard tuition fee. We are also continuing to roll out advanced technology courses in high growth and high demand topics in order for our students to be prepared for future employment needs in AI. This includes courses already released for Linux, Big Data, and Python, with many more new courses being developed.” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“During this quarter, our kid education business achieved rapid growth of 292% year over year with accumulated 3,895 students enrolled. Including 21 centers from the acquired company, RTEC, we have 80 centers in our kid education business. Considering the broad market of quality-oriented children programming education, we will continue to accelerate our investment in kid education business, opening more centers, and looking for appropriate M&A target companies. In this way, we will ensure our kid education business to maintain a continuous robust growth.” Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, said, “The late timing of Chinese New Year, which fell near the end of February, reduced the business days and volume of the first quarter of 2018, which is seasonally the lowest of the year. We added 16 new centers in the quarter for professional education business, which involved hiring more teaching staff and developing new courses, incurring related costs and expenses ahead of student enrollment which lowered our margin. However, by the end of the quarter, these investments increased our seat capacity to 58,959, representing a year over year increase of 11.6% with a utilization rate of 68.0% and has laid a solid foundation for revenue growth in the future. With strong enrollment and healthy business fundamentals, we are confident in achieving our business outlook for the full year of 2018.”

1 excluding course enrollments in kid education programs

2 excluding student enrollments in kid education programs

3 excluding learning centers that are for kid education programs only

First Quarter 2018 Results

Net Revenues

Net revenues increased by 22.1% to RMB406.3 million in the first quarter of 2018, from RMB332.7 million in the same period in 2017. RMB22.2 million of net revenue was contributed by our kid education business in the quarter. The increase in our adult education programs was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments1 in the first quarter of 2018 increased by 13.8% to 27,893 from 24,500 in the same period in 2017, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings. The total seat capacity2 in our learning centers increased by 11.6% to 58,959 as of March 31, 2018 from 52,822 as of March 31, 2017 to cater to the increased demand for our courses.

We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 86%/14% and 91%/9% in the first quarter of 2018 and 2017, respectively.

Cost of Revenues

Cost of revenues increased by 52.7% to RMB195.2 million in the first quarter of 2018, from RMB127.8 million in the same period in 2017. Our kid program contributed RMB23.2 million of cost of revenues in the first quarter of 2018. The increase in our adult education programs was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses and other supplier cost for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 3.0% to RMB211.2 million in the first quarter of 2018, from RMB204.9 million in the same period in 2017. Gross margin was 52.0% in the first quarter of 2018, compared with 61.6% in the same period in 2017.The decrease in gross margin was mainly due to an increase in personnel cost and welfare expenses for teaching and advisory staff, as well as the rapid expansion of our learning centers in kid education programs.

Operating Expenses

Total operating expenses increased by 67.0% to RMB399.3 million in the first quarter of 2018, from RMB239.1 million in the same period in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 60.1% to RMB365.3 million in the first quarter of 2018, from RMB228.1 million in the same period in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 210.6% to RMB34.0 million in the first quarter of 2018, from RMB10.9 million in the same period in 2017.

Selling and marketing expenses increased by 61.5% to RMB227.9 million in the first quarter of 2018, from RMB141.1 million in the same period in 2017. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 65.3% to RMB131.8 million in the first quarter of 2018, from RMB79.8 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.6% to RMB106.7 million, from RMB70.8 million in the same period in 2017.

Research and development expenses increased by 117.2% to RMB39.6 million in the first quarter of 2018, from RMB18.2 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB188.1 million for the first quarter of 2018, compared to RMB34.1 million in the same period in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB153.4 million, compared to RMB23.0 million in the same period in 2017. Kid education program contributed RMB35.1 million of operating loss in the first quarter of 2018.

1 excluding kid education programs

2 excluding seat capacity that are for kid education programs only

Interest Income

Interest income was RMB8.8 million in the first quarter of 2018, compared to RMB3.5 million in the same period in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students, as well as higher bank deposits.

Foreign Exchange Loss

Foreign exchange loss was RMB4.4 million in the first quarter of 2018, compared to RMB0.5 million foreign exchange loss in the same period in 2017. The loss was mainly attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars in May 2016.

Income Tax Expense

The Company recorded an income tax benefit of RMB1.5 million in the first quarter of 2018, compared to RMB0.5 million income tax expense in the same period in 2017. The tax benefit was due to that the Company recognized deferred tax assets for the losses incurred in this quarter.

Net Loss

As a result of the foregoing, net loss was RMB180.5 million in the first quarter of 2018, compared to RMB24.6 million in the same period in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB145.7 million, compared to a non-GAAP net loss of RMB13.5 million in the same period in 2017.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS were RMB3.21 in the first quarter of 2018. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, were RMB2.59.

Cash Flow

Net cash inflow from operating activities for the first quarter of 2018 was RMB16.3 million, including cash receipt from our kid education business of RMB30.0 million. Capital expenditures for the quarter were RMB52.3 million.

Shares Issued and Outstanding

As of March 31, 2018, the Company had 49,223,572 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of 2018 are expected to be between RMB500.0 million and RMB520.0 million, representing an increase of 9.7% to 14.0% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2018 to be between RMB2,300.0 million and RMB2,450.0 million, representing an increase of 16.5% to 24.1% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of 2018 at 9:00 p.m. Eastern Time on June 4, 2018 (9:00 a.m. Beijing time on June 5, 2018).

The dial-in details for the live conference call are as follows:

United States: +1 845 675 0437 or +1 866 519 4004

Hong Kong: +852 3018 6771 or 800 906 601

China Mainland: 800 819 0121 or 400 620 8038

Taiwan: +886 255723895 or 0 809 091 568

Canada: +1 866 386 1016

United Kingdom: 0 808 234 6646

International: +65 6713 5090

Conference ID: 8295935

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through June 13, 2018. The dial-in details for the replay are:

Hong Kong: 800 963 117

China Mainland: 800 870 0206

United States: +1 855 452 5696

Japan: 0 120 959 034

Malaysia: 1 800 813 755

Singapore: +65 3158 3682

New Zealand: 0 800 453 213

Australia: +61 2 8199 0299

International: +61 2 8199 0299

Conference ID: 8295935

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 539,000 students, cooperated with approximately 757 universities and colleges and placed students with approximately 141,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Lei Song
Investor Relations Contact
Tarena International Inc.
Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	March 31	December 31
	2018	2017
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	708,719	686,691
Time deposits	310,859	432,536
Accounts receivable, net of allowance for doubtful accounts	245,071	216,700
Amounts due from a related party	265	231
Prepaid expenses and other current assets	187,960	156,360
Total current assets	1,452,874	1,492,518
Time deposits	398	505
Accounts receivable, net of allowance for doubtful accounts	8,945	14,582
Property and equipment, net	551,238	519,691
Long-term investments	118,669	101,920
Other non-current assets	188,398	153,429
Total assets	2,320,522	2,282,645

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	15,027	11,351
Income taxes payable	119,781	125,971
Deferred revenue	500,288	302,163
Accrued expenses and other current liabilities	218,401	184,646
Total current liabilities	853,497	624,131
Other non-current liabilities	3,700	4,329
Total liabilities	857,197	628,460

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	328	327
Class B ordinary shares	74	74
Treasury stock(a)	(255,103)	(255,103)
Additional paid-in capital	1,130,391	1,094,872
Accumulated other comprehensive income	51,259	54,122
Retained earnings	536,451	759,893
Total equity attributable to Tarena International, Inc.	1,463,400	1,654,185
Non-controlling interest	(75)	—
Total liabilities and shareholders’ equity	2,320,522	2,282,645

Note:

(a)	The intangible assets and goodwill arising from the acquisition of RTEC are included in the other non-current assets for this report due to that the evaluation of purchase price allocation is still under review.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except share data and per share data)

	For the Three Months Ended March 31
	2018	2017
	RMB	RMB
Net revenues	406,321	332,748
Cost of revenues(a)	(195,169)	(127,814)
Gross profit	211,152	204,934
Selling and marketing expenses(a)	(227,863)	(141,067)
General and administrative expenses(a)	(131,837)	(79,758)
Research and development expenses(a)	(39,588)	(18,228)
Operating loss	(188,136)	(34,119)
Interest income	8,763	3,474
Other income	1,824	7,071
Foreign exchange loss	(4,401)	(547)
Loss before income taxes	(181,950)	(24,121)
Income tax benefits (expense)	1,498	(512)
Net loss	(180,452)	(24,633)
Less: Net loss attributable to non-controlling interests	(75)	—
Net loss attributable to Class A and Class B ordinary shareholders	(180,377)	(24,633)

Loss per Class A and Class B ordinary share:
Basic and diluted	(3.21)	(0.44)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	56,258,187	56,326,455

Net loss	(180,452)	(24,633)
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(2,863)	(1,839)
Unrealized gain on available for sale securities, net of nil and RMB879 income taxes for the first quarter of 2018 and 2017	—	14,730
Less: reclassification adjustment for gain on available for sale securities realized in net loss, net of nil and RMB879 income taxes for the first quarter of 2018 and 2017	—	(4,980)
Comprehensive loss	(183,315)	(16,722)

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended March 31
	2018	2017
	RMB	RMB
Cost of revenues	766	177
Selling and marketing expenses	3,073	258
General and administrative expenses	25,140	8,911
Research and development expenses	5,747	1,764

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES(b)

(in thousands, except share data and per share data)

	For the Three Months Ended March 31
	2018	2017
	RMB	RMB
GAAP Cost of revenues	195,169	127,814
Share-based compensation expense in cost of revenues	766	177
Non-GAAP Cost of revenues	194,403	127,637

GAAP Selling and marketing expenses	227,863	141,067
Share-based compensation expense in selling and marketing expenses	3,073	258
Non-GAAP Selling and marketing expenses	224,790	140,809

GAAP General and administrative expenses	131,837	79,758
Share-based compensation expense in general and administrative expenses	25,140	8,911
Non-GAAP General and administrative expenses	106,697	70,847

GAAP Research and development expenses	39,588	18,228
Share-based compensation expense in research and development expenses	5,747	1,764
Non-GAAP Research and development expenses	33,841	16,464

Operating loss	(188,136)	(34,119)
Share-based compensation expenses	34,726	11,110
Non-GAAP Operating loss	(153,410)	(23,009)

Net loss	(180,452)	(24,633)
Share-based compensation expenses	34,726	11,110
Non-GAAP net loss	(145,726)	(13,523)
Less: Net loss attributable to non-controlling interests	(75)	—
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(145,651)	(13,523)

Non-GAAP loss per Class A and Class B ordinary share(a)
Basic	(2.59)	(0.24)
Diluted	(2.59)	(0.24)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP loss per Class A and Class B ordinary share(a)
Basic	56,258,187	56,326,455
Diluted	56,258,187	56,326,455

Notes:

(a) The Non-GAAP loss per Class A and Class B ordinary share is computed using Non-GAAP net loss attributable to Class A and Class B ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted loss per Class A and Class B ordinary share calculation.

(b) There was no tax impact of share-based compensation expenses for the first quarter ended March 31, 2018 and 2017.